UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-33153

ENDEAVOUR SILVER CORP.
(Translation of registrant's name into English)

#1130-609 Granville Street
Vancouver, British Columbia, Canada V7Y 1G5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F   [ x ] Form 40-F

Explanatory note:

The registrant files this amendment number one to its Foreign Issuer Report on Form 6-K, originally furnished to the Commission on July 29, 2026 (the "Original Report"), to incorporate by reference Exhibits 99.1 and 99.2 to the Original Report into the registrant's registration statement on Form F-10 (No. 333-287602).

SUBMITTED HEREWITH

Exhibit	Description

99.1	Condensed Consolidated Interim Financial Statements for the Period Ended June 30, 2026 (incorporated by reference to Exhibit 99.1 as filed with the registrant's Form 6-K as furnished to the Commission on July 29, 2026)
99.2	Management’s Discussion & Analysis for the Period Ended June 30, 2026 (incorporated by reference to Exhibit 99.2 as filed with the registrant's Form 6-K as furnished to the Commission on July 29, 2026)
99.3	Form 52-109F2 Certification of Interim Filings Full Certificate - CEO
99.4	Form 52-109F2 Certification of Interim Filings Full Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Endeavour Silver Corp.
(Registrant)

Date: July 29, 2026	By:	/s/ Daniel Dickson
Daniel Dickson
	Title:	CEO